October 12, 2007

VIA EDGAR Transmission
Tim Buchmiller, Esq.
Senior Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Pfizer Inc.
Definitive Proxy Statement
Filed March 15, 2007
File No. 001-03699

Dear Mr. Buchmiller:

     We refer to the Comment Letter from you, dated August 21, 2007, concerning the Definitive Proxy Statement of Pfizer Inc. filed March 15, 2007. We have set forth below the text of the comments contained in that Letter, followed by the Company's responses.

2006 Director Compensation Table, page 21

1.    Please include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements or discussion in Management's Discussion and Analysis included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

o   Our Directors received grants of stock unit awards with a set value and, therefore, no assumptions were made in valuing the awards. Accordingly, we did not include a footnote or cross-reference to a discussion of assumptions in our disclosure. However, in future filings we will include an appropriate description of how the value of the stock awards was determined (i.e., grant date market price of our common stock multiplied by the number of shares in the award) and, to the extent assumptions are involved in setting the value of the stock awards, disclose those assumptions.

2.    We note the disclosure in column (i) which sets forth aggregate earnings on deferred compensation in the last fiscal year. In order to mitigate potential confusion when reading the director compensation table, and to the extent you wish to retain the information relating to aggregate earnings on deferred compensation, please consider providing this data in an appropriate footnote to the director compensation table.

o   We understand that the Staff has allowed for voluntary additional disclosures and columns in the Summary Compensation Table and we were merely extending that principle to the Director Compensation Table. We note the Staff's comment and appreciate the desire to avoid confusion. We continue to believe this information, even if not material to an understanding of our director compensation program overall, may be useful to investors. We will reconsider whether and how to include this information in future filings.

Review of Related Person Transactions, page 24

3.    Please disclose whether your policies and procedures for approval or ratification of related party transactions are in writing and, if not, how such policies are evidenced. See Item 404(b)(l)(iv) of Regulation SK.

o   In future filings, we will specifically state that our Related Person Transaction Approval Policy is a written policy.

Compensation Discussion and Analysis, page 42

4.    You disclose that salaries, in conjunction with target bonuses, and the target long-term incentive awards are set at the median of the company's peer group data. Please include a discussion of where amounts paid under each element of benchmarked compensation actually fell within the targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please discuss why.

o   Please refer to our response to Comment 7, which is relevant to this response as well. Peer group data is supplied to the Compensation Committee as one of several resources and tools made available to the Committee to assist it in setting executive compensation levels. Each executive position that can be compared to peer group companies is benchmarked to competitive data and assigned to a salary grade. The Committee looks to set compensation levels in line with the median of the peer group data, but does not use the median as a fixed target or objective. Consistent with the Committee's approach, we stated on page 43 of our Definitive Proxy Statement that "Combined salaries and target bonus levels are intended to approximate the competitive median" (emphasis added). We also stated that, "For 2006, the actual total compensation of the continuing named executive officers generally fell slightly below the median of total compensation paid to executives holding equivalent positions in the pharmaceutical peer group companies."

o   In future filings, we will clarify that our approach is to use benchmarking data to establish salary grade levels for our named executive officers.

5.    You disclose that the Compensation Committee annually reviews detailed compensation tally sheets for the named executive officers. Please expand your disclosure to address the Committee's analysis of the information contained in the tally sheets and how the evaluation of this data resulted in specific awards for the fiscal year for which compensation is being reported or modifications to the manner in which your compensation program is implemented.

o   The information set forth on pages 42 and 43 of our Definitive Proxy Statement was intended to serve as a list of changes in the Compensation Committee's processes and principles over recent years and not as a detailed description of the compensation setting process that the Committee uses. As we stated on page 43, the Compensation Committee does review tally sheets at least annually. However, in the case of the compensation decisions discussed in our CD&A, the Committee's evaluation of the tally sheet information was not a material factor in how it made decisions with respect to specific awards or modifications in how the compensation program was implemented. Tally sheets are just one of a number of information resources and tools made available to the Committee for its reference and use. In any given fiscal year, the Committee may or may not use that information as a basis for setting specific awards.

o   In future filings, we will provide appropriate disclosure if the Compensation Committee's use of tally sheets is a material factor in making specific compensation decisions for the named executive officers. To the extent tally sheets are not material to compensation decisions and we nevertheless determine to include a reference to them in our CD&A, we will clarify that they are provided to the Committee as a summary of executive compensation and are not used as an analytical tool.

6.    You disclose that since 2003, the Compensation Committee has engaged the services of George Paulin, Chief Executive Officer of Frederic W. Cook & Co., as independent outside compensation consultant to advise the Committee on all matters related to CEO and other executive compensation. Please describe in greater detail the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of his duties under the engagement. See Item 407(e)(3)(iii) of Regulation SK.  In addition, please expand your Compensation Discussion and Analysis to indicate how the Compensation Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

o   We note that the disclosure on page 17 of our Definitive Proxy Statement discusses the Compensation Committee's relationship with the independent outside compensation consultant and our policies relating to the use of outside compensation consultants generally. To the extent that the items in your comment were addressed in that section of our Definitive Proxy Statement, we did not repeat this information in our CD&A.

o   The compensation consultant was engaged by the Compensation Committee to fulfill the following responsibilities:

•    advise the Committee Chair on management proposals as requested;
•    undertake special projects at the request of the Committee Chair;
•     advise the Committee Chair on setting agenda items for Committee meetings;
•     review Committee agendas and supporting materials in advance of each meeting;
•    attend Committee meetings as requested;
•    review the Company's total compensation philosophy, peer group and competitive positioning for reasonableness and appropriateness;
•    review the Company's total executive compensation program and advise the Committee of plans or practices that might be changed to improve effectiveness;
•     audit the selected peer group and survey data for competitive comparisons;
•    oversee and audit survey data on executive pay practices and amounts that come before the Committee;
•     provide market data and recommendations on CEO compensation without prior review by management except for necessary fact checking;
•     review draft Compensation Discussion & Analysis and related tables for our proxy statement;
•     review any significant executive employment or severance agreements in advance of being presented to the Committee for approval;
•     periodically review the Committee's charter and recommend changes; and
•    proactively advise the Committee on best-practice ideas for Board governance of executive compensation as well as areas of concern and risk in the Company's program.

o   In fiscal 2006, as part of his ongoing services to the Compensation Committee as described above, the compensation consultant worked on the following projects:

•    advised the Committee with respect to the design and amounts of compensation for our new CEO;
•     advised the Committee on proposed promotion packages for certain executive officers;
•    performed a study on the relationship of total shareholder return to annual bonuses;
•    reviewed proposed compensation and grading structure in connection with management re-organization;
•    advised on valuing severance obligations for departing executives.

o   In future filings, we will expand our CD&A disclosure to describe the material elements of the compensation consultant's assignments, including the material elements of any instructions or directions given to him and specific projects he was involved in, or include a clear cross-reference to the location in our Definitive Proxy Statement where this information may be found.

7.    Please revise your Compensation Discussion and Analysis to explain and place in context how and why determinations with respect to one element of compensation may or may not have influenced the Compensation Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(vi) of Regulation SK.

o   Please refer to our response to Comment 4, which is relevant to this response as well. The Compensation Committee and management have followed a general pay philosophy, where an approximate median level of total direct compensation and median mix of total direct compensation elements are reflected in a pay structure (i.e., base salary, target annual bonus opportunity, and long-term incentive award guidelines). Executive officer positions are benchmarked to competitive data and assigned to a salary grade within the pay structure based on competitive positioning. Executive positions which cannot be benchmarked in this way are assigned to the pay structure based on relative duties and responsibilities in comparison to the benchmarks. Base salaries are set in an assigned range for each grade based on individual experience, general performance and advancement potential as assessed and determined by the Committee. All executives in the same grade have the same target annual bonus opportunity and long-term incentive award guidelines. Accordingly, in future filings, we will clarify that the actual target annual bonus/long-term incentive award guideline amounts vary in relation to salary grades and the actual annual incentive awards also reflect individual factors such as experience, general performance and advancement potential. Performance Contingent Share Awards are not adjusted for individual performance, but are determined uniformly by grade.

o   Consideration of the relationships among individual pay elements may be reflected in an executive's actual compensation. However, actual pay is primarily a function of Company, business and individual performance. We maintain certain compensation elements, such as our defined benefit pension plan, perquisites and severance pay arrangements, that compare favorably against the peer group companies. Generally, the Compensation Committee takes this into account in aiming to set compensation in line with the competitive median, as opposed to a higher relative competitive level that would reflect the Company's large relative revenue size and market-cap value versus industry peers.

o   In future filings, we will expand our disclosure, where appropriate, to explain and place into context how and why determinations with respect to one element of compensation may or may not affect decisions of the Compensation Committee with respect to other awards.

Annual Cash Incentive Awards, page 43

8.    Please provide a quantitative discussion of the terms of the necessary financial or performance objectives to be achieved in order for your named executive officers to earn their respective incentive compensation for 2006 or 2007. Please disclose the specific items of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation SK. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation SK Refer also to Question 3.04 of the Item 402 of Regulation SK. Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

o   Our executive compensation program contains two performance-based components - the Performance Contingent Share Plan, under which performance contingent shares are awarded and the Annual Incentive Plan, under which an annual cash bonus is paid.

o   As described in our response to Comment 7, Performance Contingent Share Awards are made in accordance with pre-established long-term incentive award guidelines, which are determined for each executive based on his or her salary grade level. Shares earned under these awards, if any, are then determined using a non-discretionary formula, which measures the Company's performance over a three-year period using total shareholder return, including reinvestment of dividends ("TSR"), relative to the pharmaceutical peer group companies. The specific measures and weightings under the Performance Contingent Share Award Plan are described in the narrative and the chart on page 47 of our Definitive Proxy Statement.

o   In making annual incentive plan awards, the Committee looks at a combination of financial and strategic performance metrics, which are weighted differently for each executive officer based on his or her job function. The Committee uses quantitative metrics as a starting point in making its decisions under this plan, but then exercises judgment based on a number of qualitative factors in determining the actual bonus amount for each executive. In our Definitive Proxy Statement, we included a description of the relevant qualitative and quantitative metrics that were applied to the named executive officers for fiscal 2006.

o   In future filings, we will clarify the process by which our Compensation Committee makes decisions under our annual incentive plan.

9.    Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer's individual performance. Please also expand your disclosure to address the elements of individual performance, both quantitative and qualitative, as well as the specific contributions, considered by the Compensation Committee in its evaluation of specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation SK.

o   Please refer to our response to Comment 8, which is relevant to this response as well. On page 44 of our Definitive Proxy Statement, we stated that cash incentive awards are "determined according to each Named Executive Officer's level of achievement against his or her financial and strategic performance objectives…." Differences in the performance criteria assigned to each named executive officer reflect the nature and scope of his or her responsibilities and this is reflected in the weightings assigned to the different performance criteria. For example, an executive whose role relates more closely to the Company's research and development activities would have less of a weighting on financial results and more of a weighting on the development of new medicines.

o   In future filings, we will clarify the process used by the Compensation Committee in making its determinations with respect to the various elements of our compensation packages.

10.    We note from your "2006 Annual Cash Incentive Awards" table that the target bonus awards are set as a percentage of the year's salary for each named executive officer, ranging from 59% to 150%. Please provide discussion and analysis as to how the Compensation Committee determined the applicable percentage for each named executive officer and the reasons why those percentages vary among your named executive officers.

o   Salary grades are assigned to each executive based on benchmarking against similar roles at peer group companies. Base salaries are set in an assigned range for each grade based on individual experience, fulfillment of job responsibilities and advancement potential, as assessed and determined by the Compensation Committee. All executives in the same grade have the same target annual bonus opportunity and long-term incentive award guidelines set as a percentage of base salary. The actual target annual bonus/long-term incentive award guideline amounts vary in relation to salary grade, and the actual annual incentive plan awards also reflect individual performance and can be higher or lower than the guideline amount. Please refer to our response to Comment 7 for additional information.

o   In future filings, we will provide additional information to indicate how the Compensation Committee determined these percentages to the extent that such information is material to an investor's understanding of how annual cash incentive awards are determined.

Long-Term Equity Incentive Awards, page 45

11.    Although we note disclosure regarding general policies relating to your long-term equity compensation, please include a more focused discussion that not only sets forth the actual amounts awarded under this component of compensation but also provides substantive analysis and insight into how the Compensation Committee determined the actual award amounts. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock option and restricted stock awards as well as the number of threshold, target and maximum number of shares underlying the performance share awards. Please concisely set forth the rationale for the variances of these awards among the named executive officers.

o   The pay structure that is assigned to each executive based on his or her salary grade level includes long-term incentive award guidelines. These guidelines are weighted among stock options, restricted stock units and performance contingent share awards based on competitive factors; values are converted to shares using financial accounting valuation methodologies. Adjustments may be made to the option and restricted stock unit award levels, taking into account performance against the qualitative factors listed in our Definitive Proxy Statement and other factors such as past award history. Performance Contingent Share Awards are not adjusted for individual performance, but are determined uniformly by grade.

o   In future filings, we will provide additional information to indicate how the Compensation Committee selected the actual number of shares underlying equity awards to the extent that such information is material to an investor's understanding of how long-term equity incentive awards are determined.

12.    You disclose that, for 2006, long-term incentive awards generally consisted of stock options, performance share awards and restricted stock units, and that you divide the value of any award so that half of the target value is delivered in stock options, one quarter in performance share awards and one quarter in restricted stock units. Please discuss and analyze the policies and rationale for dividing the long-term incentive awards along these ratios. In this regard, your disclosure at the top of page 55 indicates that, for 2007, Mr. Kindler received only stock options and performance shares. In light of this disclosure, please include a discussion and analysis of the reasons for limiting Mr. Kindler's long-term incentive awards to those two forms of compensation.

o   The ratios for the allocation of long-term incentive awards among the different award vehicles are determined based on competitive data and are designed to balance different compensation objectives, including retention (restricted stock units), rewards for absolute shareholder value (stock options) and awards for relative shareholder value and strategic financial performance (Performance Contingent Share Awards). In future filings, we will provide additional information on the Company's policies and rationale for dividing the long-term incentive awards in accordance with the ratios established by the Compensation Committee to the extent that such information is material to an investor's understanding of our executive compensation program.

o   Mr. Kindler's award was structured to place a greater emphasis on the Company's company stock price performance, both on a relative basis (through the performance contingent shares, which vest based on relative total shareholder return), and on an absolute basis (through options, which allow executives to realize value only if the share price appreciates) and did not include restricted stock units which do not relate directly to future performance. The Compensation Committee determined that this focus was appropriate for Mr. Kindler's initial awards in his new role as CEO.

2006 Option Exercises and Stock Vested Table, page 65

13.    It is not clear how the amounts reported in columns (e) and (h) correlate to the number of shares shown in columns (d) and (g) or the aggregate value realized as reported in columns (f) and (i). Please clarify the relationship(s) between the number of shares acquired upon vesting, withheld shares sold to cover taxes and the total value realized upon vesting.

o   In future filings, we will explain in narrative discussion in the text accompanying this table or in the related footnotes that, for increased transparency, we are presenting additional information on the number of shares withheld to cover taxes for exercised options or vested stock awards. We will also clarify that the amounts reported in the Total Value Realized on Vesting column of the table is based on the value of the shares reported in the Number of Shares Acquired on Vesting column.

2006 Non-Qualified Deferred Compensation Table, page 66

14.    Notwithstanding the disclosure in the sixth full paragraph on page 67, please include appropriate disclosure pursuant to the Instruction to Item 402(i)(2) of Regulation SK which Instruction indicates that you should provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in your Summary Compensation Table. 14.

o   In future filings, we will quantify in the footnotes to this table the extent to which the amounts reported in the Contributions and Earnings columns were reported as compensation in the last completed fiscal year in the Summary Compensation Table as required by the Instruction to Item 402(i)(2).

Estimated Payments Upon Severance or Change-in-Control, page 71

15.    Please expand your Compensation Discussion and Analysis to discuss how the arrangements described in this section, including the severance benefits available to the named executive officers as a result of a restructuring event, fit into your overall compensation objectives and strategy and affect the decisions you made regarding other compensation elements.

o   Generally, the Compensation Committee evaluates our severance and change in control arrangements on a periodic basis when assessing the Company's ability to attract and retain executives. Except as explained below, these arrangements do not affect and are not affected by decisions regarding other compensation elements. However, the Committee does take into account accumulated equity compensation values, pensions and deferred compensation account balances when considering severance arrangements and, in prior years, based on its review, has initiated adjustments to existing arrangements where determined appropriate and it was possible to do so.

o   In future filings, we will provide additional information on the relationship between our severance and change in control arrangements and the other elements of compensation provided to executives to the extent that such information is material to an investor's understanding of our executive compensation program.

16.    You disclose that the severance amounts payable represent amounts that are 2.99 times the sum of the executive's base salary and the higher of the last full-year annual incentive payment or target annual incentive payment for the year in which the termination occurs, and that the pension enhancement amounts represent the present value of an additional three years of service and elimination of the early retirement reduction under the pension plan. Please discuss and analyze how the 2.99 and three-year periods were negotiated and how and why the company agreed to the specified periods.

o   In future filings, we will disclose that these provisions were determined to be appropriate by the Compensation Committee after consideration of common industry practice at the time these agreements were entered into, and in view of our overall compensation philosophy. The Committee continues to periodically monitor industry practice in this area to ensure that these provisions remain consistent with our overall compensation philosophy of approximating the competitive median.

o   In future filings, we will address how the formulas for our severance arrangements were negotiated and determined to the extent that such information is material to an investor's understanding of our executive compensation program.

17.    You disclose that the named executive officers are entitled to severance payments under the change-in-control severance agreements if, following a change in control, the named executive officer is terminated for any reason other than for "cause" or terminates his or her employment for "good reason." Please concisely define these terms in your disclosure rather than directing your shareholders to the underlying agreements.

o   In future filings, we will provide concise summaries of the defined terms in our change in control severance agreements that are material to an investor's understanding of these arrangements.

18.    Please indicate the events or circumstances that would trigger the payments due to a "restructuring." In your discussion of the definition of "change of control" and "restructuring" please indicate the basis for selecting particular events as triggering payments. Refer to Item 402(b)(2)(xi) of Regulation S-K.

o   The triggering events were selected by the Compensation Committee because they represent common practices of similarly situated companies based on benchmarking data considered by the Committee.

o   In future filings, we will provide a discussion of the events or circumstances that would trigger payments due to a "restructuring" to the extent that such information is material to an investor's understanding of our executive compensation program.

     The Company acknowledges that it is responsible for the adequacy and accuracy of` the disclosure in the 2007 Proxy Statement and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate the opportunity to receive, consider and respond to your comments as the Company continues to enhance its disclosures. If you have any questions or comments regarding the foregoing, do not hesitate to contact me at 212-733-4802.

Very truly yours,

/s/ Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel and Corporate Secretary